Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation

Filer's Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: July 31, 2014

A presentation used by executives of Wisconsin Energy to discuss the acquisition of Integrys Energy Group on July 31, 2014 with Minnesota stakeholders is attached.

Minnesota Stakeholder Meeting July 31, 2014 Wisconsin Energy Acquisition of Integrys Energy Group

Cautionary Statement Regarding Forward-Looking Information This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this presentation could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this presentation are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this presentation. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this presentation (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information And Where to Find It The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at 200 East Randolph Street, Chicago, IL 60601. Participants in Solicitation This presentation is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys' executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Agenda Introduction to the Parties Wisconsin Energy Integrys Energy Group Minnesota Energy Resources Corporation (MERC) Transaction Overview Minnesota Filings and Approvals Q and A

Wisconsin Energy

Integrys Energy Group

Minnesota Energy Resources Corporation (MERC) Local distribution natural gas utility in Minnesota Wholly owned subsidiary of Integrys Headquartered in Rosemount, Minnesota planned move to Eagan, MN September 2014 214,000 customers Service Area more than 38,000 square miles, 52 counties, and 165 communities 217 employees in Minnesota

Transaction Overview WEC to acquire Integrys for $71.47 per share $ 9.1 billion in cash, stock and assumed debt Strategic acquisition creates a leading electric and natural gas utility in the Midwest, serving more than four million customers across four states Will enable companies to deliver long term benefits to customers in era of industry consolidation; low demand growth and rising capital costs Meets WEC’s acquisition criteria Accretive to earnings starting in first full calendar year of combined operations and largely credit neutral Long-term growth prospects of combined entity greater than or equal to standalone company The companies anticipate closing in second half of 2015

WEC Energy Goup,Inc. Combined Service Territory (1) ___________________________ Note: Integrys service territory pro forma for sale of UPPCO to Balfour Beatty Infrastructure Partners. Minnesota Wisconsin Illinois Michigan Integrys Gas Integrys Combo Service Company Statistics $15 billion market cap 1.5 million electric customers 2.8 million gas customers 71,000 miles electric distribution 44,000 miles gas distribution $16.8 billion of rate base in 2015

Combined company will deliver benefits to all WEC Energy Group customers over time. Operational Integrating best practices in distribution operations; capital project management; gas supply; system reliability and customer service Financial Improved access to capital markets will enable company to pass along the benefits of lower cost debt to customers Charitable contributions and community involvement to be maintained at historic levels Facilitate continued investment in utility infrastructure with strong balance sheet and cash flow

Delivering value for customers Key Long Term Benefits The Transaction will offer significant benefits to Integrys and WEC’s utility customers over time Enhanced purchasing power Economies of scale Joint resource planning over bigger footprint Adoption and implementation of best practices Other efficiencies in operations and project maintenance Sharing administrative and other services over a larger organization Other transactions have delivered annual net savings in the range of 3-5% of non-fuel O & M for the combined companies after an integration period relative to what the same costs would be without the transaction

The Transaction will have no immediate effect on MPUC Regulation of MERC The Transaction will have no impact on MPUC jurisdiction over MERC The Transaction will also have no immediate effect on MERC day to day operations capital structure the provision of service to customers or rates pending rate case or any other proceeding before the Commission

Minnesota—Regulatory Considerations Approval of “asset transfer” or “merger of public utilities” Minn. Stat. § 216B.50 Affiliated Interest Agreements. Minn. Stat. § 216B.48 General standard is “consistent with the public interest.”

Expected Filing—Next Week Informational Filing Petition to provide notice and information regarding the Transaction to MPUC, DOC and stakeholders Neither of the parties to the Transaction are “public utilities” under Minnesota Statutes. MERC is “public utility” but is not party to any current agreement. MERC will request MPUC accept informational filing and find the Transaction is in the public interest

Expected Filing—Post Closing No Current Affiliated Interest Approvals There are no affiliated interest agreements that have been amended or entered into as part of the Proposed Transaction Post-Closing Approvals MERC will seek approval for any modified or new affiliated interest agreements Consistent with Minn. Stat. § 216B.48 and Minn. R. 7825.2500 Consistent with Prior Integrys transaction with affiliate interest agreements filed post-closing

Concluding Thoughts The Transaction is in the public interest MERC will be part of a large financially and operationally stronger family of regulated utilities will have no impact on MERC day-to-day operations, rates, or capitalization MERC will continue as it exists today headquartered in Minnesota subject to MPUC jurisdiction no impact on pending regulatory dockets future changes subject to future regulatory dockets.

Other Approvals Other State Commissions Wisconsin, Illinois and Michigan Federal Approvals FERC, Hart-Scott-Rodino, FCC Shareholders WEC and Integrys shareholder approvals later this year

Questions?